05037143

SECUR[illegible] [illegible]ION
Washington, D.C. 20549

RECEIVED FEB 24 2005 SEC MAIL PROCESSING SECTION 179 WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ConAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3990 Ruffin Road, Suite 100
(No. and Street)

San Diego	CA	92123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph W. Tilley (858) 614-7271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

750 B Street, Suite 1500, San Diego, CA 92101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ralph W. Tilley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ConAm Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TRACIE A. COLLINS
Commission # 1506485
Notary Public - California
San Diego County
My Comm. Expires Aug 9, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 1500
750 B Street
San Diego, CA 92101

Independent Auditors' Report

The Board of Directors
ConAm Securities, Inc.:

We have audited the accompanying statement of financial condition of ConAm Securities, Inc. (the Company), a wholly owned subsidiary of Continental American Properties, Ltd., as of December 31, 2004, and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ConAm Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

San Diego, California
January 21, 2005

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Financial Condition

December 31, 2004

Assets

Cash	$	21,186
Prepaid expenses		2,842
	$	24,028

Liabilities and Shareholder's Equity

Liabilities – accrued expenses	$	10,170
Shareholder's equity (note 2):		
Common stock, no par value, $100 stated value. Authorized 1,000 shares; issued and outstanding 75 shares		7,500
Additional paid-in capital		7,500
Accumulated deficit		(1,142)
Total shareholder's equity		13,858
	$	24,028

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Operations

Year ended December 31, 2004

Revenue:		
Administration fees (note 4)	$	27,000
Interest income		90
		27,090
Expenses:		
Professional fees		25,182
Licenses and fees		2,583
General and administrative (note 4)		1,200
Insurance		380
Income taxes		2,250
Miscellaneous		1,831
		33,426
Net loss	$	(6,336)

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Shareholder's Equity

Year ended December 31, 2004

		Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total shareholder's equity
Balance at December 31, 2003	$	7,500	7,500	5,194	20,194
Net loss		—	—	(6,336)	(6,336)
Balance at December 31, 2004	$	7,500	7,500	(1,142)	13,858

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net loss	$	(6,336)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(327)
Increase in accrued expenses		1,345
Net cash used in operating activities and net decrease in cash		(5,318)
Cash at beginning of year		26,504
Cash at end of year	$	21,186
Supplemental disclosure of cash flow data:		
Cash paid for income taxes	$	2,200

See accompanying notes to financial statements.

(1) General Information and Accounting Policies and Practices

(a) General

ConAm Securities, Inc. (the Company) has been approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. to operate as a broker/dealer for direct participation programs. The Company does not directly solicit or execute securities transactions, or hold funds or securities, or owe money or securities to customers. The Company also does not carry accounts of or for customers.

The Company's operations are primarily funded by administrative fees received from Continental American Properties, Ltd., a related party.

(b) Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America and utilizes cash basis accounting for income tax purposes. The Company recognizes administrative fees as revenue as the related services are rendered.

(c) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Net Capital

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2004, the Company had "net capital" of $11,016 for regulatory purposes, which exceeded the amount required.

(3) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company incurred state current income tax expense of $2,250 and no federal current income tax expense during the year ended December 31, 2004.

(Continued)

The Company incurred net operating losses in prior years and elected to forego the carryback of such losses and carry them forward to future years. At December 31, 2004, the Company has available tax net operating loss carryforwards of approximately $30,000, which will expire in various years through 2023. The Company's deferred tax assets resulted from tax net operating loss carryforward of $4,583, accrual to cash adjustments of $1,427, and federal deduction of current year state tax of $338. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of future realizability, management has fully offset the net deferred tax asset with a valuation allowance.

(4) Related Party Transactions

During the year ended December 31, 2004, the Company earned $27,000 in administration fees from Continental American Properties, Ltd., and accrued $1,200 of general and administrative expenses incurred by Continental American Properties, Ltd. on behalf of the Company.

(5) Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at December 31, 2004.

Schedule 1

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net capital:		
Common stock	$	7,500
Additional paid-in capital		7,500
Accumulated deficit		(1,142)
		13,858
Add liabilities subordinated to claims of general creditors allowable in computation of net capital or loss and deferred tax provisions		—
Total net capital and allowable subordinated liabilities		13,858
Deduct:		
Nonallowable assets		(2,842)
Other deductions		—
Haircuts computed pursuant to Rule 15c3-1		—
Net capital	$	11,016
Total aggregate indebtedness	$	10,170
Percentage of aggregate indebtedness to net capital		92%
Percentage of debt to equity computed in accordance with Rule 15c3-1(d)		—
Net capital	$	11,016
Minimum capital required to be maintained ($5,000 under Reg. 15c3-1(a)(2))		5,000
Net capital in excess of requirements	$	6,016

A reconciliation to the computation of net capital under Rule 15c3-1, as computed by the Company on Part IIA of Form X-17a-5, and the computation above, which is based on the audited financial statements, is as follows:

	As reported on Part IIA of Form X-17a-5	Difference (1)	As reported herein
Net capital	$ 15,058	4,042	11,016
Excess net capital	10,058	4,042	6,016

(1) Due to general and administrative expenses of $1,200 and nonallowable assets (prepaid expenses) of $2,842 omitted from the net capital calculation reported on Part IIA of Form X-17a-5.

See accompanying independent auditors' report.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2004

The Company does not carry customer accounts; therefore, it is not required to compute reserve requirements in Part IIA of Form X-17a-5.

See accompanying independent auditors' report.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

	Market value	**No. of items**
Customers' fully paid securities and excess-margin securities not in the Company's possession or control as of December 31, 2004 (for which instructions to reduce to possession or control had been issued as of December 31, 2004) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1500
750 B Street
San Diego, CA 92101

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
ConAm Securities, Inc.:

In planning and performing our audit of the financial statements of ConAm Securities, Inc. (the Company) as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer services, we did not review the practices and procedures followed by the Company in (i) making the quarterly securities examinations, counts, verifications, and comparisons; (ii) the recordation of differences required by Rule 17a-13; (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; or (iv) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively

low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Diego, California
January 21, 2005